# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Iridium Communications Inc., CIK 0001418819
CUSIP: 46269C102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1750 TYSONS BOULEVARD, SUITE 1400, MCLEAN, Virginia (VA), 22102
Date of event which requires filing of this statement: 06/24/2025
Filed by CIK 0001473963
Persons authorized to receive notices and communications: Steven B. Pfeiffer, Esq., Norton Rose Fulbright US LLP, 799 9th Street NW, Suite 1000, Washington, District Of Columbia (DC), 20001, (202) 662-4585

## Reporting persons
- Baralonco Limited (CIK 0001473963): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 10,432,489; sole dispositive power 0; shared dispositive power 10,432,489; aggregate amount beneficially owned 10,432,489 (9.6% of the class)
  Comment: Based on (1) the number of shares of Common Stock beneficially owned on April 15, 2025, and (2) 108,160,324 shares of Common Stock outstanding on April 15, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 filed with the Securities and Exchange Commission on April 22, 2025.
- Estate of the late Khalid bin Abdullah bin Abdulrahman: type of reporting person: other (OO); citizenship or place of organization: Saudi Arabia (T0); shared voting power 10,432,489; shared dispositive power 10,432,489; aggregate amount beneficially owned 10,432,489 (9.6% of the class)
  Comment: Based on (1) the number of shares of Common Stock beneficially owned on April 15, 2025, and (2) 108,160,324 shares of Common Stock outstanding on April 15, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 filed with the Securities and Exchange Commission on April 22, 2025.
- Fahd bin Khalid bin Abdullah bin Abdulrahman: type of reporting person: individual (IN); citizenship or place of organization: Saudi Arabia (T0); shared voting power 10,432,489; shared dispositive power 10,432,489; aggregate amount beneficially owned 10,432,489 (9.6% of the class)
  Comment: Based on (1) the number of shares of Common Stock beneficially owned on April 15, 2025, and (2) 108,160,324 shares of Common Stock outstanding on April 15, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 filed with the Securities and Exchange Commission on April 22, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Iridium Communications Inc.
Address of issuer's principal executive offices: 1750 TYSONS BOULEVARD, SUITE 1400, MCLEAN, Virginia (VA), 22102
Comment:
Explanatory Note

This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Iridium Communications Inc., a Delaware corporation (the "Issuer"). This Amendment No. 7 supplements and amends the statement on Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on October 8, 2009 by (i) Baralonco Limited, a British Virgin Islands company (the "Company") and (ii) Khalid bin Abdullah bin Abdulrahman, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 9, 2012, Amendment No. 2 to Schedule 13D filed with the SEC on June 3, 2014, Amendment No. 3 to Schedule 13D filed with the SEC on May 17, 2019, Amendment No. 4 to Schedule 13D filed with the SEC on August 26, 2021, Amendment No. 5 to Schedule 13D filed with the SEC on November 26, 2021, and Amendment No. 6 to Schedule 13D filed with the SEC on March 11, 2022 (collectively, the "Amended Schedule 13D").

Except as supplemented and amended herein, the Amended Schedule 13D is unchanged. Reference should be made to the Amended Schedule 13D for additional information.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On June 24, 2025, Mawarid Holding Company, as Borrower, entered into a Facility Agreement with Abu Dhabi Commercial Bank PJSC, as Arranger, Facility Agent, and Lender, and the Lenders parties thereto, pursuant to which, among other things, the Lenders have made available a dollar term facility in an aggregate amount equal to the $160,000,000, with advances required to be repaid in full within 12 months after the relevant advance. In connection with the Facility Agreement, on June 24, 2025 the Company, as Pledgor, entered into a Collateral Accounts Pledge Agreement with Abu Dhabi Commercial Bank PJSC, as Pledgee, pursuant to which, among other things, the Company has pledged certain collateral accounts and assets as security for the obligations of Mawarid Holding Company in respect of the Facility Agreement, including 10,000,000 shares of Common Stock beneficially owned by the Company (the "Pledged Shares"). Until the occurrence of an event of default, the Company is entitled to exercise all voting rights in respect of the Pledged Shares, but is not entitled to dispose of the Pledged Shares. The Facility Agreement and the Collateral Accounts Pledge Agreement generally contain customary and market representations, warranties, covenants, conditions, events of default, interest, fees, and costs.

## Signatures
- Baralonco Limited: /s/ Steven B. Pfeiffer, Steven B. Pfeiffer, Director (06/26/2025)
- Estate of the late Khalid bin Abdullah bin Abdulrahman: /s/ Steven B. Pfeiffer, Steven B. Pfeiffer, Attorney-in-Fact* (06/26/2025)
- Fahd bin Khalid bin Abdullah bin Abdulrahman: /s/ Steven B. Pfeiffer, Steven B. Pfeiffer, Attorney-in-Fact* (06/26/2025)